UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On July 9, 2024, SMX (Security Matters) Public Limited Company (the “Company”) disclosed that it consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) and issued and sold to Canterbury Group Ltd. (the “Investor”) a promissory note (the “Note”) and warrants (the “Warrants” and, collectively with the Purchase Agreement and the Note, the “Transaction Documents”), for proceeds to SMX of approximately US$615,000, before deducting fees and other offering expenses payable by the Company (the “Proceeds”).

The Company made the announcement based on the execution and release to the Company of the applicable Transaction Documents by the Investor, as well as proof of initiation of the wire transfer of the Proceeds.

Since July 9, 2024, the Company has not yet received the Proceeds, despite numerous written and verbal requests to the Investor. On July 15, 2024, after the close of market, the Investor informed the Company that the wire was terminated, and did not commit to when the Proceeds would be sent, if ever.

The Company is considering its next steps with respect to the matter, including whether to explore breach of contract claims as against the Investor and/or seeking specific performance under the terms of the Transaction Documents.

At this time, the Company has rescinded the issuance of the Note and the Warrants as a result of the non-payment of the Proceeds, but is not considering the Purchase Agreement terminated or of no further force or effect. The Company intends to make further updates on this matter as they develop, consistent with its reporting obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 16, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer